
COMMERZBANK


AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200



02002579

November 13, 2001

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>


SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the right undersigned at (212) 266-7214.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Bernd Kallmeyer
Vice President & Counsel (USA)

Daniela Machado
Assistant Cashier

<u>enclosure</u>

rmk-tps\12g3-2b-33

COMMERZBANK 



INTERIM REPORT AS OF SEPTEMBER 30

2 0 0

HIGHLIGHTS OF COMMERZBANK GROUP

INCOME STATEMENT	1.1.–30.9.2001	1.1.–30.9.2000
Pre-tax profit (€ m)	226	2,416
Net profit (€ m)	78	1,438
Earnings per share (€)	0.15	2.80
After-tax return on equity* (%)	0.9	17.9
Cost/income ratio before provisioning (%)	84.6	57.8

*) annualized

INCOME STATEMENT (without proceeds from comdirect bank AG)	1.1.–30.9.2001	1.1.–30.9.2000
Pre-tax profit (€ m)	226	1,380
Earnings per share (€)	0.15	1.65
After-tax return on equity* (%)	0.9	10.6
Cost/income ratio before provisioning (%)	84.6	68.4

*) annualized

BALANCE SHEET	30.9.2001	31.12.2000
Balance-sheet total (€ bn)	496.5	459.7
Liable funds (€ bn)	24.0	23.7

BIS CAPITAL RATIOS	30.9.2001	31.12.2000
Core capital ratio (%)	6.6	6.5
Own funds ratio (%)	10.5	9.9

COMMERZBANK SHARE	30.9.2001	30.9.2000
Number of shares outstanding* (million units)	535.7	524.0
Share price (€, 1.1.–30.9.)		
high	33.60	47.49
low	14.08	31.26
Market capitalization (€ bn)	9.8	17.9

*) after deduction of treasury shares

STAFF	30.9.2001	30.9.2000
in Germany	32,666	31,904
abroad	7,725	4,478
Total	40,391	36,382

SHORT/LONG-TERM RATING	30.9.2001	30.9.2000
Moody's Investors Service, New York	P-1/A1	P-1/AA3
Standard & Poor's, New York	A-1/A+	A-1+/AA-
Fitch IBCA, London	F1/A+	F1/A+

The figures contained in this report are unaudited.

INTERIM REPORT AS OF SEPTEMBER 30, 2001

TO OUR SHAREHOLDERS

The incomprehensible terrorist assault on New York and Washington caught the world economy in a critical phase. The US economy was already on the verge of a recession, and for the first time in more than a decade, virtually all the large economic regions were showing signs of weakness. More rapidly and more distinctly than ever before, growth expectations for the coming year are being corrected downwards. But for all economic forecasts, much depends on whether tensions will ease in the world political situation or whether further escalations are yet to come.

At all events, the overall economic framework in Western Europe does not stand in the way of a rebound. Once the effects of falling energy prices and monetary easing have been felt, the way is clear for an economic recovery. Then banks too will find that their prospects are brighter.

Commerzbank's New York branch had offices for its staff of 450 in the World Financial Center, in the immediate vicinity of the destroyed World Trade Center. All the employees were evacuated promptly after the attacks. They have resumed their work at temporary premises under more difficult and cramped conditions. It is thanks to the committed efforts of all our staff on the spot that business activities were not seriously interrupted. We wish to express our appreciation to them for this.



GROUP'S TOTAL ASSETS REACH 497 BILLION EUROS

In the first nine months of the year, the Commerzbank Group's balance-sheet total expanded by 8% to €497bn. However, this was a good €9bn lower than on June 30, primarily on account of the decline in claims on customers. Accordingly, liabilities towards banks and customers also receded. Equity remained practically unchanged, while the core capital and liable funds ratios climbed further to 6.6% and 10.5%, respectively, due to the use of asset-backed securities programmes.

ECONOMIC SETTING NEGATIVE FOR EARNINGS

Even by mid-year, we reported a fall in our earnings. Since then, the situation has deteriorated further; the lack of confidence in economic performance on the part of business, consumers and investors is posing major problems, above all for the financial markets.

In the income statement of the Commerzbank Group for January to September, 2001, net interest income before provisioning rose 1.8% to €2.69bn. In the third quarter, however, narrower margins meant that we earned €70m less than in the second quarter with this item.

The economy's ever stronger slide is reflected in our provisioning for credit risks. Having set aside €152m for the first quarter and €177m for the second, we earmarked €242m for the July-September period. All told, our provisioning was 44% higher in the first nine months of the year than the very low level of the previous year. Given the high quality of our loan portfolio, though, we are confident that we can hold the provisioning ratio below 0.4% of total lending. By international standards, therefore, we continue to achieve a sound level.

Net commission income was down 14% in a nine-month comparison to €1.79bn; reaching its lowest level for two years, at €569m, in the third quarter. The almost 30% drop in securities commissions is primarily responsible for this development. The second half of September brought the first signs of a change in trend; since then, our customers have become slightly more interested in securities again.

The result from proprietary trading in equities and other price risks was hardest hit by the weakness of the stock market, which fell by €351m to €182m in the first three quarters compared with last year. Since mid-year, we have lost €48m here, whereas trading in interest-rate risks increased by a strong €124m in the third quarter to reach altogether €273m. This success and the encouraging performance of foreign-exchange dealing, whose result was up by €169m in the first three quarters, were not enough, however, to make up for the profit decline in equities dealing. All in all, we have posted a trading profit per September 30 that is €127m lower than a year previously at €624m.

Up to now this year, we have earned €105m through financial investments. This item was €74m lower than at mid-year, largely due to write-downs on securities held as financial investments.

RISK-CONSCIOUS EXPANSION
Commerzbank Group, in € bn


500
400
300
200
100
1998
1999
2000
30.9.2001
Business volume
Risk-weighted assets (BIS)

SLOWER RISE IN COSTS

Income declined overall by 11.5% to €4.64bn in the first nine months compared with the same period a year earlier; at the same time, operating expenses climbed 13.4% to €4.37bn. A quarter-on-quarter comparison reveals that our vigorous efforts to contain the rise in costs are bearing their first fruit. Whereas operating expenses advanced by €49m between the first and second quarters, they were €20m lower in the July-September period.

Personnel costs now rose at a single-digit rate, namely by 7.3%, to €2.33bn. For the first time, this figure includes expenses of €33m at BRE Bank, Warsaw. Our workforce grew by 4,009 to 40,391 in the year to September, with BRE Bank alone accounting for 2,570 of this increase.

Up to September, other operating costs had increased by 18.1% to €1.61bn. IT, consulting and office space continue to register the strongest cost growth. The streamlining of our branch network is also causing special expenditure; in the third quarter alone, we at the Parent Bank reduced the number of our branches by 45 to a current 841 offices. Depreciation on office premises and equipment was a good third higher at €434m.

In 2000, the other operating result was greatly influenced by the high income from comdirect bank's capital increase and IPO. This year, a negative balance of €42m emerges, which is attributable to higher amortization of goodwill at Jupiter International and a further contribution by the Bank to the initiative of German business to compensate forced labour victims of the Nazi period.

Before tax, we achieved a profit of €226m in the first nine months of this year. After taxes and the profit and loss attributable to minority interests have been deducted, a consolidated net profit of €78m remains. This translates into €0.15 per share; from January to

September, 2000, we had achieved €1.65; with the comdirect proceeds included, it was €2.80.

UNEVEN PERFORMANCE OF BUSINESS LINES

Our segment reporting makes it clear that, despite higher provisioning, "Corporate customers and institutions" managed a slight improvement in its return and cost/income ratio when compared with the first half of 2001. We also continue to be satisfied with the development of the treasury and foreign exchange area, as well as mortgage banks. All other lines, i.e. retail banking, asset management and securities suffered in the third quarter once again and to a greater extent from the weakness of the financial markets; up to now this year, they have turned in negative results.

FAR-REACHING RESTRUCTURING MEASURES

The key earnings figures per end-September, a return on equity of only just under one per cent and a cost/income ratio of 84.6% are all disappointing. For this reason, we have decided upon a comprehensive set of measures in order to come within reach of our medium-term earnings targets again, even if the economy stays sluggish and the stock market weak.

As a first step, we want to stabilize our earnings performance by strict cost reductions. In this connection, we have introduced immediate measures, which will already have an impact on costs this year, as the third quarter showed for the first time. For 2001 as a whole, therefore, we assume that operating expenses will fall distinctly short of their budgeted level. Next year, we intend to bring them down to their 2000 level, i.e. to roughly €5.5bn.

LIABLE FUNDS
Commerzbank Group, September 30, 2001

€24.0bn
Subscribed capital
Capital reserve
Retained earnings
Consolidated profit
Minority interests
Subordinated liabilities
Profit-sharing certificates outstanding

Apart from substantial cuts in other operating costs, the resolved measures also relate to personnel spending. In some areas of the Bank, we have been able to identify considerable potential for staff cuts. Overall, we plan to shed about 3,400 jobs by end-2003 and also to cancel a further 1,500 or so vacant positions. The reduction is made possible by the optimization of working procedures and concentration. In addition to the 150 branch closures mentioned in our CB 21 project for boosting earnings, for instance, a further 54 offices are to be closed down. By means of this cost-cutting offensive, we are adjusting our capacities to the dramatic changes in the market situation. We will alter and adapt our structures such that we can achieve satisfactory returns again in the foreseeable future.

In addition, we have decided to restructure the Commerzbank Group in order to create a focused, integrated and forward-looking bank. The main features of this restructuring are clear-cut structures of accountability and the appointment for the first time of regional board members in corporate and retail banking, who will devote themselves entirely to looking after our more demanding clients. We are convinced that this will help us achieve our goal of a strict customer orientation.

Through our cost-cutting offensive, a clear business focus and modern organizational structures, we will get Commerzbank back on a successful course. As things stand, even with restructuring costs, the Parent Bank at least will end 2001 with a result that enables us to pay a dividend. This means that the holders of our profit-sharing certificates will receive a full payment.

Frankfurt am Main, November 2001
The Board of Managing Directors



DECLARATION OF COMPLIANCE WITH THE INTERNATIONAL ACCOUNTING STANDARDS (IAS) AND GERMAN ACCOUNTING STANDARD NO. 6 (GAS 6)

ACCOUNTING PRINCIPLES

Within the Commerzbank Group, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB for our consolidated annual financial statements. The present interim report pursuant to IAS 34 for the Commerzbank Group as of September 30, 2001, was prepared in accordance with the IASs published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC). On principle, the same accounting and valuation methods as for the 2000 consolidated financial statements and the corresponding year-ago period were employed in preparing this interim report and in calculating the comparable year-earlier figures.

We will apply IAS 39 (Financial instruments: recognition and measurement) for the first time as of December 31, 2001.

This interim report also meets the provisions of GAS 6 on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

CONSOLIDATED COMPANIES

Since December 31, 2000, the following changes have occurred in the list of consolidated companies:

First-time consolidation of subsidiaries

- Erste Europäische Pfandbrief- und Kommunalkreditbank AG in Luxemburg, Luxembourg
- Commerz Asset Managers GmbH, Frankfurt
- Commerz Asset Management Holding GmbH, Frankfurt

Removal of subsidiaries from the consolidation

- Bankhaus Bauer AG, Stuttgart

These changes do not have a material effect the Group's net assets, financial position, results of operations and cash flows.

CONSOLIDATED INCOME STATEMENT

	Notes	1.1.-30.9.2001 € m	1.1.-30.9.2000 € m	Change in %
Net interest income	(1)	2,693	2,646	1.8
Provision for possible loan losses	(2)	-571	-397	43.8
Net interest income after provisioning		2,122	2,249	-5.6
Net commission income	(3)	1,785	2,075	-14.0
Trading profit	(4)	624	751	-16.9
Result on financial investments	(5)	105	164	-36.0
Income		*4,636*	*5,239*	*-11.5*
Operating expenses	(6)	4,368	3,853	13.4
Other operating result	(7)	-42	1,030	•
Profit from ordinary activities		**226**	**2,416**	**-90.6**
Extraordinary profit		–	–	•
Pre-tax profit		**226**	**2,416**	**-90.6**
Taxes on income		-82	-931	-91.2
After-tax profit		**144**	**1,485**	**-90.3**
Profit/loss attributable to minority interests		-66	-47	40.4
Net profit		**78**	**1,438**	**-94.6**

In order to calculate basic earnings per share, the net profit of €78m (30.9.2000: €1,438m) for the period under review is divided by the average number of shares outstanding during this period of 536.5m (30.9.2000: 513.0m).

	1.1.-30.9.2001 €	1.1.-30.9.2000 €
Basic earnings per share	0.15	2.80
Basic earnings per share without proceeds from comdirect bank AG	0.15	1.65

As of September 30, 2001, no exercisable conversion or option rights were outstanding. Diluted earnings per share, therefore, correspond to basic earnings per share.

CONSOLIDATED INCOME STATEMENT (QUARTER-ON-QUARTER COMPARISON)

€ m	3rd quarter	2nd quarter 2001	1st quarter	4th quarter	3rd quarter	2nd quarter 2000	1st quarter
Net interest income	859	929	905	870	950	939	757
Provision for possible loan losses	-242	-177	-152	-288	-141	-115	-141
Net interest income after provisioning	617	752	753	582	809	824	616
Net commission income	569	603	613	649	652	672	751
Trading profit	83	241	300	198	151	240	360
Result on financial investments	-74	50	129	-84	93	4	67
Income	*1,195*	*1,646*	*1,795*	*1,345*	*1,705*	*1,740*	*1,794*
Operating expenses	1,459	1,479	1,430	1,624	1,383	1,272	1,198
Other operating result	-5	19	-56	97	196	832	2
Profit from ordinary activities	**-269**	**186**	**309**	**-182**	**518**	**1,300**	**598**
Extraordinary profit	–	–	–	–	–	–	–
Pre-tax profit	**-269**	**186**	**309**	**-182**	**518**	**1,300**	**598**
Taxes on income	101	-67	-116	108	-157	-557	-217
After-tax profit	**-168**	**119**	**193**	**-74**	**361**	**743**	**381**
Profit/loss attributable to minority interests	-16	-25	-25	-22	-18	-12	-17
Net profit	**-184**	**94**	**168**	**-96**	**343**	**731**	**364**

CONSOLIDATED BALANCE SHEET

Assets	Notes	30.9.2001 € m	31.12.2000 € m	Change in %
Cash reserve		6,654	7,895	–15.7
Claims on banks	(9, 11)	87,454	74,654	17.1
Claims on customers	(10, 11)	224,044	224,837	–0.4
Provision for possible loan losses	(12)	–5,605	–5,398	3.8
Assets held for dealing purposes	(13)	76,885	69,920	10.0
Financial investments	(14)	91,933	76,075	20.8
Intangible assets	(15)	1,482	1,517	–2.3
Fixed assets	(16)	3,622	3,537	2.4
Other assets	(17)	10,035	6,625	51.5
Total		**496,504**	**459,662**	**8.0**

Liabilities and equity	Notes	30.9.2001 € m	31.12.2000 € m	Change in %
Liabilities to banks	(18)	114,826	103,536	10.9
Liabilities to customers	(19)	109,928	107,654	2.1
Securitized liabilities	(20)	189,310	179,951	5.2
Liabilities from dealing activities	(21)	47,918	35,726	34.1
Provisions	(22)	2,128	2,864	–25.7
Other liabilities	(23)	8,428	6,278	34.2
Subordinated capital	(24)	10,510	9,897	6.2
Minority interests		1,215	1,233	–1.5
Equity of Commerzbank Group		12,241	12,523	–2.3
Subscribed capital		1,393	1,386	0.5
Capital reserve		6,190	6,052	2.3
Retained earnings		4,580	4,543	0.8
2000 net profit*		–	542	•
Net profit 1.1.-30.9.2001		78	–	•
Total		**496,504**	**459,662**	**8.0**

*) after allocation to retained earnings

STATEMENT OF CHANGES IN EQUITY

The changes in the Commerzbank Group's equity were as follows in the first three quarters of the year:

	2001 € m	2000 € m
Equity as of 1.1.	**12,523**	**11,141**
Changes in the current financial year		
a) Subscribed capital	7	23
Capital increases		48
Changes in treasury shares	7	-25
b) Capital reserve	138	331
Capital increases		623
Changes in treasury shares	138	-292
c) Retained earnings	37	-22
Differences arising from currency translation and other changes	37	-22
d) Dividend paid by Parent Bank	-542	-411
e) Profit (1.1.-30.9.)	78	1,438
Equity as of 30.9.	**12,241**	**12,500**

CASH FLOW STATEMENT

	2001 € m	2000 € m
Cash and cash equivalents as of 1.1.	**7,895**	**8,952**
Net cash provided by operating activities	13,596	1,296
Net cash used by investing activities	-15,098	-7,650
Net cash provided by financing activities	253	1,941
Total cash flow	**-1,249**	**-4,413**
Effects of exchange-rate changes	8	-5
Cash and cash equivalents as of 30.9.	**6,654**	**4,534**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

NOTES TO THE INCOME STATEMENT

(1) NET INTEREST INCOME

	1.1.-30.9.2001 € m	1.1.-30.9.2000 € m	Change in %
Interest income from lending and money-market transactions as well as securities held as financial investments	16,492	13,061	26.3
Dividend payments from securities held as financial investments	68	92	-26.1
Current result from investments, investments in associated companies and holdings in subsidiaries	174	128	35.9
Current income from leasing	266	211	26.1
Interest received	*17,000*	*13,492*	*26.0*
Interest paid for subordinated capital and other interest paid	14,081	10,639	32.4
Current expenses from leasing	226	207	9.2
Interest paid	*14,307*	*10,846*	*31.9*
Total	**2,693**	**2,646**	**1.8**

(2) PROVISION FOR POSSIBLE LOAN LOSSES

	1.1.-30.9.2001 € m	1.1.-30.9.2000 € m	Change in %
Allocations	-980	-758	29.3
Write-backs	427	373	14.5
Balance of direct write-downs and amounts received on written-down claims	-18	-12	50.0
Total	**-571**	**-397**	**43.8**

(3) NET COMMISSION INCOME

	1.1.-30.9.2001 € m	1.1.-30.9.2000 € m	Change in %
Securities transactions	718	1,023	-29.8
Foreign commercial business and payment transactions	256	285	-10.2
Guarantees	95	90	5.6
Asset management	436	455	-4.2
Other net commission income	280	222	26.1
Total	**1,785**	**2,075**	**-14.0**

Net commission income includes €122m (€136m in 2000) of commissions paid.

(4) TRADING PROFIT

	1.1.-30.9.2001 €m	1.1.-30.9.2000 €m	Change in %
Securities department	456	697	-34.6
Treasury and Financial Products department	179	87	105.7
Other	-11	-33	-66.7
Total	**624**	**751**	**-16.9**

(5) RESULT ON FINANCIAL INVESTMENTS

	1.1.-30.9.2001 €m	1.1.-30.9.2000 €m	Change in %
Disposal proceeds and valuation of investments, investments in associated companies and holdings in subsidiaries	89	30	196.7
Result from securities held as financial investments	16	134	-88.1
Total	**105**	**164**	**-36.0**

(6) OPERATING EXPENSES

	1.1.-30.9.2001 €m	1.1.-30.9.2000 €m	Change in %
Personnel costs	2,328	2,170	7.3
Other expenses	1,606	1,360	18.1
Current depreciation on fixed assets and other intangible assets	434	323	34.4
Total	**4,368**	**3,853**	**13.4**

(7) OTHER OPERATING RESULT

	1.1.-30.9.2001 €m	1.1.-30.9.2000 €m	Change in %
Other operating income	327	1,322	-75.3
Other operating expenses*	360	281	28.1
Other taxes	-9	-11	-18.2
Total	**-42**	**1,030**	**•**

*) including write-downs on goodwill (1.1.-30.9.2001: €82m)

In the first three quarters of 2000, other operating income included altogether €1,036m which we received in connection with the IPO of comdirect bank AG.

(8) SEGMENT REPORTING

Segment reporting in line with the primary reporting segment based on business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual areas of business and their assignment to corporate divisions can be found on pages 92-93 of our 2000 annual report. The comparable figures for the year-ago period have been adjusted to correspond with the new system.

1.1.-30.9.2001 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury and foreign exchange	Mortgage banks	Others/ Consolidation	Total
Net interest income	843	40	1,562	31	321	425	-529	2,693
Provision for possible loan losses	-73	0	-416	0	0	-82	0	-571
Net interest income after provisioning	770	40	1,146	31	321	343	-529	2,122
Net commission income	716	395	556	171	-40	-26	13	1,785
Trading profit	1	11	25	456	179	0	-48	624
Result on financial investments	-10	-45	56	0	-12	1	115	105
Other operating result	6	-63	48	0	0	5	-38	-42
Income	*1,483*	*338*	*1,831*	*658*	*448*	*323*	*-487*	*4,594*
Operating expenses	1,545	432	1,100	768	181	114	228	4,368
Pre-tax profit	**-62**	**-94**	**731**	**-110**	**267**	**209**	**-715**	**226**
Taxes on income	-26	-14	240	-40	97	82	-257	82
After-tax profit	**-36**	**-80**	**491**	**-70**	**170**	**127**	**-458**	**144**
Profit/loss attributable to minority interests	20	-15	-33	0	0	-38	0	-66
Consolidated profit	**-16**	**-95**	**458**	**-70**	**170**	**89**	**-458**	**78**
Profit contribution from business passed on	6	112	49	32	43	0	-242	0
Results based on internal accounting	**-10**	**17**	**507**	**-38**	**213**	**89**	**-700**	**78**
Average equity tied up	**1,382**	**470**	**5,859**	**1,262**	**659**	**1,206**	**1,315**	**12,153**
Return on equity* (%)	**-1.0**	**4.8**	**11.5**	**-4.0**	**43.1**	**9.8**	•	**0.9**
Cost/income ratio (%)	**99.3**	**127.8**	**49.0**	**116.7**	**40.4**	**28.1**	•	**84.6**

1.1.-30.9.2000 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury and foreign exchange	Mortgage banks	Others/ Consolidation	Total
Net interest income	839	3	1,219	34	78	421	52	2,646
Provision for possible loan losses	-97	-6	-255	0	0	-39	0	-397
Net interest income after provisioning	742	-3	964	34	78	382	52	2,249
Net commission income	950	472	505	203	9	-15	-49	2,075
Trading profit	0	7	38	697	87	0	-78	751
Result on financial investments	0	33	43	0	-12	-11	111	164
Other operating result	856	-38	45	8	-1	7	153	1,030
Income	*2,548*	*471*	*1,595*	*942*	*161*	*363*	*189*	*6,269*
Operating expenses	1,356	399	886	709	179	112	212	3,853
Pre-tax profit	**1,192**	**72**	**709**	**233**	**-18**	**251**	**-23**	**2,416**
Taxes on income	491	34	298	84	-7	108	-77	931
After-tax profit	**701**	**38**	**411**	**149**	**-11**	**143**	**54**	**1,485**
Profit/loss attributable to minority interests	-8	-11	0	0	0	-28	0	-47
Consolidated profit	**693**	**27**	**411**	**149**	**-11**	**115**	**54**	**1,438**
Profit contribution from business passed on	4	136	31	9	43	0	-223	0
Results based on internal accounting	**697**	**163**	**442**	**158**	**32**	**115**	**-169**	**1,438**
Average equity tied up	**1,570**	**275**	**5,413**	**1,266**	**505**	**987**	**675**	**10,691**
Return on equity* (%)	**59.2**	**79.0**	**10.9**	**16.6**	**8.4**	**15.5**	•	**17.9**
Cost/income ratio (%)	**51.3**	**83.6**	**47.9**	**75.3**	**111.2**	**27.9**	•	**57.8**

*) annualized

The following breakdown shows the net income and expense items, by geographical market. The figures are assigned according to the seat of the branches or consolidated companies.

1.1.-30.9.2001 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consolidation	Total
Net interest income after provision for possible loan losses	1,488	484	125	18	7	0	2,122
Net commission income	1,141	419	163	59	3	0	1,785
Trading profit	444	114	54	10	2	0	624
Result on financial investments	27	44	32	2	0	0	105
Operating expenses	3,174	815	274	142	4	-41	4,368
Other operating result	43	-33	-10	-1	0	-41	-42
Profit from ordinary activities	**-31**	**213**	**90**	**-54**	**8**	**0**	**226**

1.1.-30.9.2000 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consolidation	Total
Net interest income after provision for possible loan losses	1,790	259	169	45	-3	-11	2,249
Net commission income	1,438	435	169	82	3	-52	2,075
Trading profit	588	113	32	31	0	-13	751
Result on financial investments	134	29	1	0	0	0	164
Operating expenses	2,973	581	232	116	4	-53	3,853
Other operating result	1,002	11	-6	0	0	23	1,030
Profit from ordinary activities	**1,979**	**266**	**133**	**42**	**-4**	**0**	**2,416**

NOTES TO THE BALANCE SHEET

(9) CLAIMS ON BANKS

	30.9.2001 € m	31.12.2000 € m	Change in %
due on demand	19,591	16,974	15.4
other claims	67,863	57,680	17.7
with a remaining lifetime of			
less than three months	41,204	33,555	22.8
more than three months, but less than one year	8,283	5,591	48.1
more than one year, but less than five years	8,625	9,092	-5.1
more than five years	9,751	9,442	3.3
Total	**87,454**	**74,654**	**17.1**
of which: reverse repos	26,188	10,191	157.0

(10) CLAIMS ON CUSTOMERS

	30.9.2001 € m	31.12.2000 € m	Change in %
with indefinite remaining lifetime	21,344	19,385	10.1
other claims	202,700	205,452	-1.3
with a remaining lifetime of			
less than three months	40,238	47,398	-15.1
more than three months, but less than one year	18,057	17,785	1.5
more than one year, but less than five years	51,046	50,714	0.7
more than five years	93,359	89,555	4.2
Total	**224,044**	**224,837**	**-0.4**
of which: reverse repos	8,244	7,314	12.7

(11) TOTAL LENDING

	30.9.2001 € m	31.12.2000 € m	Change in %
Loans to banks*	24,271	27,572	-12.0
Claims on customers	224,044	224,837	-0.4
Bills discounted	751	809	-7.2
less reverse repos and securities-lending transactions involving customers	8,669	13,487	-35.7
Total	**240,397**	**239,731**	**0.3**

*) excluding reverse repos and securities-lending transactions totalling €31,242m (31.12.2000: €15,633m).

(12) PROVISION FOR POSSIBLE LOAN LOSSES

Development	2001 € m	2000 € m	Change in %
As of January 1*	**5,662**	**5,567**	**1.7**
Allocations	980	758	29.3
Deductions	717	427	67.9
Utilized	290	54	•
Written back	427	373	14.5
Exchange-rate changes/transfers	5	20	-75.0
As of September 30	**5,930**	**5,918**	**0.2**

*) carried forward from 2000, excluding companies consolidated for the first time

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and write-backs gave rise to provision in the income statement of €571m for lending risks (see Note 2).

Level	30.9.2001 € m	31.12.2000 € m	Change in %
Individual value adjustments	5,084	4,882	4.1
Country value adjustments	149	146	2.1
General value adjustments	372	370	0.5
Provisioning for balance-sheet items	**5,605**	**5,398**	**3.8**
Provisions in lending business	325	264	23.1
Total	**5,930**	**5,662**	**4.7**

(13) ASSETS HELD FOR DEALING PURPOSES

	30.9.2001 €m	31.12.2000 €m	Change in %
Bonds, notes and other fixed-income securities	23,352	19,858	17.6
Promissory notes held for trading purposes	509	761	-33.1
Shares and other variable-yield securities	13,190	19,421	-32.1
Positive market values from financial derivative instruments	39,834	29,880	33.3
Total	**76,885**	**69,920**	**10.0**

(14) FINANCIAL INVESTMENTS

	30.9.2001 €m	31.12.2000 €m	Change in %
Bonds, notes and other fixed-income securities	81,895	65,851	24.4
Shares and other variable-yield securities	4,033	3,990	1.1
Investments	5,144	5,531	-7.0
Investments in associated companies	592	443	33.6
Holdings in subsidiaries	269	260	3.5
Total	**91,933**	**76,075**	**20.8**

(15) INTANGIBLE ASSETS

	30.9.2001 €m	31.12.2000 €m	Change in %
Goodwill	1,357	1,417	-4.2
Other intangible assets	125	100	25.0
Total	**1,482**	**1,517**	**-2.3**

(16) FIXED ASSETS

	30.9.2001 €m	31.12.2000 €m	Change in %
Land and buildings	829	897	-7.6
Office furniture and equipment	1,724	1,724	0.0
Leased equipment	1,069	916	16.7
Total	**3,622**	**3,537**	**2.4**

(17) OTHER ASSETS

	30.9.2001 €m	31.12.2000 €m	Change in %
Deferred items	1,884	1,584	18.9
Other assets*	8,151	5,041	61.7
Total	**10,035**	**6,625**	**51.5**

*) including tax assets

(18) LIABILITIES TO BANKS

	30.9.2001 € m	31.12.2000 € m	Change in %
due on demand	23,159	14,184	63.3
with agreed remaining lifetime of	91,667	89,352	2.6
less than three months	57,846	64,980	-11.0
more than three months, but less than one year	18,431	10,630	73.4
more than one year, but less than five years	5,512	5,000	10.2
more than five years	9,878	8,742	13.0
Total	**114,826**	**103,536**	**10.9**
of which: repos	18,071	5,124	•

(19) LIABILITIES TO CUSTOMERS

	30.9.2001 € m	31.12.2000 € m	Change in %
Savings deposits	10,196	9,679	5.3
with agreed period of notice of			
three months	9,402	8,742	7.5
more than three months	794	937	-15.3
Other liabilities to customers	99,732	97,975	1.8
due on demand	40,238	36,631	9.8
with agreed remaining lifetime of	59,494	61,344	-3.0
less than three months	38,357	40,508	-5.3
more than three months, but less than one year	3,252	3,103	4.8
more than one year, but less than five years	7,185	6,623	8.5
more than five years	10,700	11,110	-3.7
Total	**109,928**	**107,654**	**2.1**
of which: repos	9,544	7,076	34.9

(20) SECURITIZED LIABILITIES

Type	30.9.2001 € m	31.12.2000 € m	Change in %
Bonds and notes outstanding	145,481	136,091	6.9
Money-market instruments outstanding	43,577	43,407	0.4
Own acceptances and promissory notes outstanding	252	453	-44.4
Total	**189,310**	**179,951**	**5.2**

Remaining lifetimes	30.9.2001 € m	31.12.2000 € m	Change in %
due on demand	57	252	-77.4
with agreed remaining lifetime of	189,253	179,699	5.3
less than three months	36,432	40,630	-10.3
more than three months, but less than one year	42,618	38,961	9.4
more than one year, but less than five years	69,661	65,095	7.0
more than five years	40,542	35,013	15.8
Total	**189,310**	**179,951**	**5.2**

(21) LIABILITIES FROM DEALING ACTIVITIES

	30.9.2001 € m	31.12.2000 € m	Change in %
Negative market values of financial derivative instruments	41,372	29,607	39.7
Delivery commitments arising from short sales of securities	6,546	6,119	7.0
Total	**47,918**	**35,726**	**34.1**

(22) PROVISIONS

	30.9.2001 € m	31.12.2000 € m	Change in %
Provisions for pensions and similar commitments	1,425	1,432	-0.5
Provisions in lending business	325	264	23.1
Other provisions	378	1,168	-67.6
Total	**2,128**	**2,864**	**-25.7**

(23) OTHER LIABILITIES

	30.9.2001 € m	31.12.2000 € m	Change in %
Deferred items	2,355	1,791	31.5
Other liabilities*	6,073	4,487	35.3
Total	**8,428**	**6,278**	**34.2**

*) including income-tax liabilities

(24) SUBORDINATED CAPITAL

	30.9.2001 € m	31.12.2000 € m	Change in %
Subordinated liabilities	7,986	7,350	8.7
Profit-sharing rights outstanding	2,524	2,547	-0.9
Total	**10,510**	**9,897**	**6.2**

OTHER NOTES

(25) RISK-WEIGHTED ASSETS AND CAPITAL RATIOS AS DEFINED BY THE BASLE CAPITAL ACCORD (BIS)

€ m	30.9.2001	31.12.2000
Risk-weighted assets	196,100	193,160
Risk-weighted market risks	15,888	27,000
Items to be risk-weighted	*211,988*	*220,160*
Elements of equity for supervision purposes		
Core capital	12,892	12,570
Supplementary capital	8,262	8,208
Total capital	*21,154*	*20,778*
Tier III capital	1,178	1,058
Eligible own funds	*22,332*	*21,836*
Capital ratios for supervision purposes in %		
Core capital ratio	6.6	6.5
Own funds ratio	10.5	9.9

(26) OFF-BALANCE-SHEET COMMITMENTS

€ m	30.9.2001	31.12.2000
Contingent liabilities	31,409	28,974
from rediscounted bills of exchange credited to borrowers	23	64
from guarantees and indemnity agreements	31,386	28,910
Irrevocable lending commitments	75,458	72,662
Other commitments	84	85

(27) DERIVATIVES TRANSACTIONS

Derivatives transactions (investment and trading portfolios) involved the following nominal amounts and market values:

30.9.2001	Nominal amount, by remaining lifetime			Market value	
€ m	less than one year	more than one year but under five years	more than five years	positive	negative
Foreign currency-based transactions	629,495	105,698	29,586	8,244	10,508
Interest-based transactions	1,399,104	794,167	583,433	31,989	33,000
Other transactions	55,133	59,851	3,797	4,394	4,755
Total	**2,083,732**	**959,716**	**616,816**	**44,627**	**48,263**
of which: traded on a stock exchange	*141,686*	*13,768*	*4,520*		

31.12.2000	Nominal amount, by remaining lifetime			Market value	
€ m	less than one year	more than one year but under five years	more than five years	positive	negative
Foreign currency-based transactions	448,136	92,267	26,178	10,621	11,573
Interest-based transactions	1,115,656	578,593	473,149	21,455	21,340
Other transactions	70,641	71,969	13,042	4,215	3,469
Total	**1,634,433**	**742,829**	**512,369**	**36,291**	**36,382**
of which: traded on a stock exchange	*123,994*	*6,730*	*2,171*		

(28) MARKET-PRICE RISKS ARISING FROM TRADING ACTIVITIES

The market-price risks arising from trading activities in investment banking show the values at risk broken down by business area (97.5% confidence interval, overnight), and thus the possible overnight losses. For calculating and managing market risks, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2000 annual report, pages 118 and 119.

Portfolio	30.9.2001 € m	31.12.2000 € m
Securities (Bonds)	4.2	7.9
(Equities)	7.1	8.4
Treasury and Financial Products department	7.8	34.4
Investment Banking division	21.4	37.1

BOARDS OF COMMERZBANK AKTIENGESELLSCHAFT

SUPERVISORY BOARD

Dr. Walter Seipp
(Honorary Chairman)
Dr. h.c. Martin Kohlhaussen
(Chairman since 25.5.2001)
Dietrich-Kurt Frowein
(Chairman until 25.5.2001)
Hans-Georg Jurkat
(Deputy Chairman)
Heinz-Werner Busch
Uwe Foullong
Dott. Gianfranco Gutty
Dr.-Ing. Otto Happel
Gerald Herrmann
(until 25.5.2001)
Detlef Kayser

Dieter Klinger
Dr. Torsten Locher
Mark Roach
(since 25.5.2001)
Horst Sauer
Dr. Erhard Schipporeit
Werner Schönfeld
Prof. Dr.-Ing. Ekkehard Schulz
Alfred Seum
Hermann Josef Strenger
Prof. Dr. Jürgen F. Strube
Dr. Klaus Sturany
Heinrich Weiss
Wilhelm Werhahn
(until 25.5.2001)

BOARD OF MANAGING DIRECTORS

Dr. h.c. Martin Kohlhaussen
(Chairman until 25.5.2001)
Klaus-Peter Müller
(Chairman since 25.5.2001)
Martin Blessing *(since 1.11.2001)*
Mehmet Dalman *(since 1.11.2001)*
Wolfgang Hartmann
Dr. Heinz J. Hockmann *(until 31.10.2001)*
Dr. Norbert Käsbeck *(until 31.10.2001)*
Jürgen Lemmer
Andreas de Maizière
Klaus Müller-Gebel
Michael Paravicini
Klaus M. Patig
Dr. Axel Frhr. v. Ruedorffer

COMMERZBANK AG
HEAD OFFICE
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Telefax (+49 69) 28 53 89
Internet: www.commerzbank.com
e-mail: info@commerzbank.com

INVESTOR RELATIONS
Telephone (+49 69) 136-2 23 38 · Telefax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
841 branches in Germany

SUBSIDIARIES AND MAJOR HOLDINGS

In Germany
ADIG Allgemeine Deutsche Investment-Gesellschaft mbH, Munich/Frankfurt am Main
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
CFM Commerz Finanz Management GmbH, Frankfurt am Main
comdirect bank AG, Quickborn
Commerz Asset Managers GmbH, Frankfurt am Main
Commerzbank Investment Management GmbH, Frankfurt am Main
Commerz Grundbesitz-Investmentgesellschaft mbH, Wiesbaden
Commerz International Capital Management GmbH, Frankfurt am Main
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz NetBusiness AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
RHEINHYP Rheinische Hypothekenbank AG, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank Asset Management Italia S.p.A., Rome
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank Capital Markets (Eastern Europe) a.s., Prague
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group PLC, London
Montgomery Asset Management, LLC, San Francisco
Banque Marocaine du Commerce Extérieur, S.A., Casablanca
Korea Exchange Bank, Seoul
P. T. Bank Finconesia, Jakarta
Unibanco – União de Bancos Brasileiros S.A., São Paulo

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